UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated October 14, 2010, announcing that the Company entered into an agreement to sell the jack-up drilling rig, West Larissa.

Attached hereto as Exhibit 99.2 is a copy of the press release of the Company, dated October 18, 2010, announcing that the Company entered into an agreement for the construction of two new jack-up drilling rigs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: October 20, 2010	By	/s/ Georgina Sousa
Georgina Sousa
Secretary

Exhibit 99.1

SDRL - Seadrill disposes of the jack-up rig West Larissa

Hamilton, Bermuda, October 14, 2010 - Seadrill has entered into an agreement to sell the 1984 built jack-up drilling rig West Larissa to a buyer registered in Panama for a total consideration of US$55 million.

Seadrill expects to record a gain on sale of approximately US$26 million in the fourth quarter 2010. Closing of the agreement and transfer of ownership of the unit is scheduled to October/November 2010.

West Larissa is presently working on an assignment for VSP offshore Vietnam. West Larissa will be released from the contract with VSP late October 2010, and Seadrill's 2007 built jack-up West Prospero will simultaneously take over the remaining part of this contract until completion by the end 2011.

Alf C Thorkildsen, CEO of Seadrill Management AS says in a comment: "The disposal of West Larissa is in line with our strategy focusing our company on modern, premium offshore drilling units."

Contact

Jim Dåtland
VP Investor Relations
Seadrill Management AS
+47 51 30 99 19

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Exhibit 99.2

SDRL - Seadrill orders two new jack-ups for delivery in 2012 and 2013

Hamilton, Bermuda, October 18, 2010 - Seadrill has entered into an agreement for the construction of two jack-up drilling rigs with Jurong Shipyard (JSPL) in Singapore. The new units are scheduled for delivery in the fourth quarter 2012 and first quarter 2013 respectively, and total project price is estimated at US$400 million, which include project management, drilling and handling tools, spares and capitalized interest.

In addition, Seadrill has option agreements for construction of further four (4) jack-up newbuildings with JSPL.

The two units, to be built at Jurong, represent the latest generation, high specification jack-up drilling rigs with greater capacities and capabilities than current conventional units. The units are based on the Friede & Goldman JU2000E design, and are suitable for operations world wide, including the southern North Sea. The units have the capability to operate in water depths up to 400 ft and drill to depths of 30,000ft and offer improved drilling efficiencies with off-line pipe handling, simultaneous operations support and increased accommodation capacity. These jack-up rigs will be the sixth and seventh rig orders that Seadrill has placed with JSPL, of which two are presently under construction.

Alf C Thorkildsen, Chief Executive Officer in Seadrill Management AS, says,"These newbuilds are an important supplement that complements our present jack-up fleet. The orders position us for additional growth in an increasingly important market segment that can provide further opportunities and earnings growth for Seadrill. Including the recent acquisition of Scorpion, the company's fleet of jack-ups, constitutes the world largest modern jack-up fleet with a total of 16 units built after 2006. The acquisition further strengthens our position as the leading operator of modern, high quality drilling units."

Contact:

Jim Dåtland,
Vice President Investor Relations
Seadrill Management AS
+47 51 30 99 19

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)